Filed pursuant to Rule 424(b)(5)
Registration No. 333-10762
Prospectus Supplement to Prospectus dated November 30, 2000.

$1,000,000,000

Vodafone Group Plc

5% Notes due 2013

       Interest on the notes is payable semi-annually on June 16 and December 16 of each year, beginning on June 16, 2004. The notes will mature on December 16, 2013. The notes will be unsecured and will rank equally with all other unsecured, unsubordinated obligations of Vodafone Group Plc from time to time outstanding.

      We may redeem some or all of the notes at any time and from time to time at the make-whole redemption price determined in the manner described in this prospectus supplement. We may also redeem the notes at any time at 100% of the principal amount upon the occurrence of certain tax events described in this prospectus supplement and the attached prospectus.

      The underwriters propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the notes from us at 99.213% of their principal amount ($992,130,000 aggregate proceeds, before expenses, to us), subject to the terms and conditions of the underwriting agreement between the underwriters and us.

      Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

      See “Risk Factors” beginning on page 3 of the attached prospectus and on page 25 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, which is incorporated by reference in this prospectus supplement, to read about factors you should consider before investing in the notes.

      Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the attached prospectus. Any representation to the contrary is a criminal offense.

      The offering price set forth above does not include accrued interest. Interest on the notes will accrue from September 22, 2003 and must be paid by the purchaser if the notes are delivered after September 22, 2003. The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, referred to herein as DTC, against payment in New York, New York on or about September 22, 2003. The clearing and settlement system we will use is the book-entry system operated by DTC.

Joint Book-Runners

Citigroup	HSBC

Prospectus Supplement dated September 15, 2003.

      Unless otherwise stated in this prospectus supplement or the attached prospectus or unless the context otherwise requires, references in this prospectus supplement or the attached prospectus to “Vodafone”, “we”, “our”, “ours” and “us” are to Vodafone Group Plc.

INCORPORATION OF INFORMATION FILED WITH THE SEC

      The U.S. Securities and Exchange Commission, referred to herein as the SEC, allows us to incorporate by reference into this prospectus supplement and the attached prospectus the information filed with them, which means that:

•	incorporated documents are considered part of this prospectus supplement and the attached prospectus;

•	we can disclose important information to you by referring to those documents; and

•	information filed with the SEC in the future will automatically update and supersede this prospectus supplement and the attached prospectus.

      The information that we incorporate by reference is an important part of this prospectus supplement and the attached prospectus.

      We incorporate in this prospectus supplement and the attached prospectus by reference the documents described in “Where You Can Find More Information” in the attached prospectus which we filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, referred to herein as the Exchange Act, except to the extent amended or superseded by subsequent filings. We also incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act after the date of this prospectus supplement but before the end of the notes offering and that, in the case of any future filings on Form 6-K, are identified in such filing as being incorporated into this prospectus supplement or the attached prospectus.

      The documents incorporated by reference in this prospectus supplement and the attached prospectus and, in particular, those set forth below contain important information about Vodafone and its financial condition.

•	Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2003;

•	Vodafone’s Form 6-K, dated July 31, 2003; and

•	Vodafone’s Form 6-K, dated August 21, 2003.

      You should read “Where You Can Find More Information” in the attached prospectus for information on how to obtain the documents incorporated by reference or other information relating to Vodafone.

GENERAL INFORMATION

      No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this prospectus supplement and the attached prospectus, and, if given or made, such information must not be relied upon as having been authorized. This prospectus supplement and the attached prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the notes to which it relates or an offer to sell or the solicitation of an offer to buy such notes by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the attached prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or that the information contained in this prospectus supplement and the attached prospectus is correct as of any time subsequent to its date.

      The distribution of this prospectus supplement and the attached prospectus and the offering and sale of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the attached prospectus come are required by us and the underwriters to inform themselves about and to observe any such restrictions.

      Vodafone’s headquarters are located at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

RECENT DEVELOPMENTS

      On July 28, 2003, we announced key performance indicators for the quarter ended June 30, 2003. For the year ended June 30, 2003, the percentage of total service revenue derived from data services increased to 15.0% from 12.1% for the same period last year. At the end of June 2003, we had 1.75 million Vodafone live! customers compared to more than 1 million customers at March 31, 2003. We also reported sales of over 100,000 of our Mobile Connect Cards, high speed data cards enabling customers to access their normal business applications when out of the office, as of July 28, 2003.

      On July 30, 2003, we announced that, effective September 1, 2003, Luc Vandevelde, Chairman of Marks & Spencer plc and Executive Chairman of Change Capital Partners, accepted an invitation to join our Board of Directors.

      As noted in our Annual Report on Form 20-F for the year ended March 31, 2003, in order to enhance shareholder value and more closely align our operations, we continue to purchase minority stakes in certain of our subsidiaries and to make acquisitions or disposals of certain businesses. On August 1, 2003, we announced that we increased our shareholding in Vodafone Malta Limited from 80% to 100% for a cash consideration of €30 million.

      On August 5, 2003, we announced that we agreed on the terms of a recommended offer for our purchase of the shares of Project Telecom plc. We are offering 70 pence in cash for each share of Project Telecom. If all existing issued shares of Project Telecom are tendered in the offer, the aggregate purchase price will be approximately £155 million. The cash element of the offer will be financed from our existing resources. As of September 2, 2003, shares representing 85.7% of the existing issued share capital of Project Telecom have been tendered in the offer. The offer will remain open for acceptance until September 18, 2003.

      On August 11, 2003, we announced that our wholly owned subsidiary Vodafone UK Limited, reached an agreement to acquire the entire share capital of Singlepoint (4U) Limited from its parent company for a total cash consideration of £405 million, which will be paid from our existing resources. The transaction is subject to EU merger clearance, which is expected during September 2003.

      On August 21, 2003, we announced that our 66.7% indirectly owned subsidiary Japan Telecom Holdings Co., Ltd. (“Japan Telecom Holdings”), agreed to the leveraged acquisition of its 100% owned fixed line business, Japan Telecom Co., Ltd. (“Japan Telecom”), by a private equity firm. As a result of the transaction, Japan Telecom Holdings will receive aggregate consideration of ¥261.3 billion (£1.4 billion) in the form of ¥228.8 billion (£1.2 billion) in cash and ¥32.5 billion (£0.2 billion) of redeemable preferred equity. The cash received by us will be used to reduce our consolidated net debt. Subject to the fulfillment of certain conditions, including signing definitive agreements relating to bank financing for a portion of the purchase price, for which signed commitments have been received from 11 banks, the transaction is expected to close in the final quarter of calendar year 2003. We expect to cease including Japan Telecom as a consolidated subsidiary in our consolidated financial results once the definitive agreements relating to the bank financing are signed, which is expected to occur in early October.

DESCRIPTION OF NOTES

      This section contains a brief description of the terms of the notes. For additional information about the notes and their terms, please see “Description of Debt Securities We May Offer” in the attached prospectus.

Notes	$1,000,000,000 principal amount of 5% Notes due 2013.

Maturity	We will repay the notes at 100% of their principal amount plus accrued interest on December 16, 2013.

Issue price	99.213%

Ranking	The notes will rank equally with all present and future unsecured and unsubordinated indebtedness of Vodafone. Because we are a holding company, the notes will effectively rank junior to any indebtedness or other liabilities of our subsidiaries.

Interest	Interest on the notes will accrue from September 22, 2003.

Interest payment dates	Semi-annually on June 16 and December 16.

First interest payment date	June 16, 2004.

Regular record dates for interest	Every June 1 and December 1.

Payment of additional amounts	We intend to make all payments on the notes without deducting United Kingdom (U.K.) withholding taxes. If any deduction is required on payments to non-U.K. investors, we will pay additional amounts on those payments to the extent described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the attached prospectus.

Optional make-whole redemption	We have the right to redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes plus accrued interest to the date of redemption and (2) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (excluding any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus 15 basis points. Adjusted treasury rate means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date. Comparable treasury issue means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of such notes. Comparable treasury price means, with respect to any redemption date, the average of the reference treasury dealer quotations for such redemption date. Quotation agent means the reference treasury dealer appointed by the trustee after consultation with us. Reference treasury dealer means any primary U.S. government securities dealer in New York City selected by the trustee after consultation with us. Reference treasury dealer quotations means with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed as a percentage of its principal amount) quoted in writing to the trustee by such reference treasury dealer at 5:00 p.m. Eastern Standard Time on the third business day preceding such redemption date.

Optional tax redemption	We may redeem the notes before they mature if we are obligated to pay additional amounts due to changes on or after the date of this prospectus supplement in U.K. withholding tax requirements, a merger or consolidation with another entity or a sale or lease of substantially all our assets and other limited circumstances described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the attached prospectus. In that event, we may redeem the outstanding notes in whole but not in part at any time, at a price equal to 100% of their principal amount plus accrued interest to the date fixed for redemption.

Sinking fund	There is no sinking fund.

Book-entry issuance, settlement and clearance	We will issue the notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC and DTC and its direct and indirect participants will record your beneficial interest on their books. We will not issue certificated notes except in limited circumstances that we explain under “Legal Ownership — Global Securities — Special Situations in Which a Global Security Will be Terminated” in the attached prospectus. Settlement of the notes will occur through DTC in same day funds. For information on DTC’s book-entry system, see “Clearance and Settlement — The Clearance Systems — DTC” in the attached prospectus.

Restrictive covenants	The indenture relating to the notes does not contain any covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale and leaseback transactions, pledge our assets to secure borrowings, issue and sell capital stock, enter into transactions with affiliates, create or incur liens on our property or engage in business other than our present business.

Defeasance	The notes will be subject to the defeasance and covenant defeasance provisions in the indenture described under “Description of Debt Securities We May Offer — Defeasance and Discharge” in the attached prospectus.

Further issuances	We may, at our option, at any time and without the consent of the then existing noteholders issue additional notes in one or more transactions subsequent to the date of this prospectus supplement with terms (other than the issuance date, issue price and, possibly, the first interest payment date) identical to the notes issued hereby. These additional notes will be deemed to be part of the same series as the notes offered hereby and will provide the holders of these additional notes the right to vote together with holders of the notes issued hereby.

Listing	We will file an application to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

Use of proceeds	We intend to use the proceeds from the sale of the notes for general corporate purposes.

Risk factors	You should carefully consider all of the information in this prospectus supplement and the attached prospectus, which includes information incorporated by reference. In particular, you should evaluate the specific factors under “Risk Factors” beginning on page 3 of the attached prospectus and on page 25 of our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, which is incorporated by reference in this prospectus supplement, for risks involved with an investment in the notes.

Trustee and principal paying agent	Citibank, N.A. The trustee is an affiliate of Citigroup Global Markets Inc., an underwriter in respect of this offering.

Timing and delivery	We currently expect delivery of the notes to occur on or about September 22, 2003.

USE OF PROCEEDS

      We estimate that the net proceeds (after deduction of the underwriting discount but before expenses of the offering) from the sale of the notes will be approximately $992,130,000. We intend to use the proceeds from the sale of the notes for general corporate purposes.

TAXATION

      This section supplements the discussion under “Certain U.S. Federal and U.K. Tax Considerations — U.S. Federal Income Taxation — Debt Securities” in the attached prospectus relating to the notes.

      The U.S. Federal income tax consequences of directly owning a note are generally described under “Certain U.S. Federal and U.K. Tax Considerations — U.S. Federal Income Taxation — Debt Securities” in the attached prospectus relating to the notes, except that (1) capital gain of a non-corporate U.S. holder will be taxed at a maximum rate of 15% if the property is held for more than one year and the gain is recognized before January 1, 2009, and, if the gain is recognized thereafter, at a maximum rate of 18% if the property is held for more than five years, (2) the “backup withholding” rate has been reduced to 28%, and (3) the finalized treasury regulations described in the attached prospectus relating to the notes are effective.

      The U.K. income tax consequences of directly owning a note are generally described under “Certain U.S. Federal and U.K. Tax Considerations — U.S. Federal Income Taxation — Debt Securities” in the attached prospectus, subject to the comments set out below. The comments below are of a general nature based on U.K. law and practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. Any holders of notes who are in doubt as to their own tax position should consult their professional advisor.

•	So long as the notes continue to be listed on a recognized stock exchange within the meaning of section 841 Income and Corporation Taxes Act 1988, the notes will qualify for the “Quoted Eurobond” exemption and payments of interest may be made without withholding or deduction for or on account of U.K. income tax. The exemption from withholding or deduction for or on account of U.K. income tax applies so long as the notes qualify for the “Quoted Eurobond” exemption.

•	Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or the person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

•	Holders of the notes should note that the provisions relating to additional amounts described under “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the attached prospectus would not apply if the Inland Revenue sought to assess directly the person entitled to the relevant interest to U.K. tax. However exemption from, or reduction of, such U.K. tax liability might be available under an appropriate double taxation treaty.

•	A new Convention between the United States and the United Kingdom for the Avoidance of Double Taxation came into force on March 31, 2003. A U.S. holder (as defined in “Certain U.S. Federal and U.K. Tax Considerations” in the attached prospectus) that is eligible for the benefits of the new Convention, referred to as an “eligible U.S. holder”, will be entitled to receive payments of interest free of withholding of U.K. tax and may be able to obtain a direction to that effect from the Inland Revenue. However, a direction will only be issued on prior application to the Inland Revenue by the eligible U.S. holder in question. Prospective holders of notes should consult their respective tax advisors to determine their eligibility for the benefits of this new Convention.

•	A transfer of notes by a holder resident or ordinarily resident for tax purposes in the

U.K. or who carries on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment to which the notes are attributable may give rise to a charge to tax on income in respect of an amount representing interest on the notes which has accrued since the preceding interest payment date and after the date on which the holder acquired the notes. Such holders should also note that should the purchase price of the notes include accrued interest, on the next interest payment date, such holders will only be charged to tax on income in respect of interest that has accrued on the notes from the date of acquisition. For the avoidance of doubt, such holders will then be charged to tax on income in respect of all the interest received on each subsequent interest payment date.

•	In relation to inheritance tax, since the notes are fully registered, if a register is maintained in the United Kingdom, there may be a liability for inheritance tax.

•	The Council of the European Union has adopted a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. It is expected that the directive will take effect from January 1, 2005.

CAPITALIZATION AND INDEBTEDNESS

      The following table sets out our unaudited called up share capital, and the borrowings and indebtedness of Vodafone and its consolidated subsidiaries, referred to as the Group, as at July 31, 2003.

Share Capital

	At July 31, 2003

	£	$

	(in millions)
Called up share capital — (78 billion ordinary shares of $0.10 each, authorized, 68,196,057,447 ordinary shares allotted, issued and fully paid and 50,000 7% cumulative fixed rate shares denominated in £1 shares)	4,276	6,880

Borrowings and Indebtedness

The borrowings and indebtedness of Vodafone Group, excluding intra-group borrowings,

at July 31, 2003 were as follows:

	At July 31, 2003

	£	$

	(in millions)
Total borrowings and indebtedness (1) – (9)	15,078	24,261

(1)	The total sterling amount has been expressed in U.S. dollars solely for convenience and translated at the Federal Reserve noon buying rate on July 31, 2003, which was $1.6090 to £1.00.

(2)	All borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Egypt of £177 million ($285 million) and in respect of Japan Telecom Co. Ltd, of £146 million ($236 million). Borrowings and indebtedness include long term and short term borrowings and finance lease obligations.

(3)	At July 31, 2003, Vodafone had issued guarantees in respect of notes issued by its wholly-owned subsidiary Vodafone Americas Inc. (previously Airtouch Communications, Inc.) amounting to £518 million ($833 million) and guaranteed debt of its wholly-owned subsidiary J-Phone Finance Co. Ltd of £1,161 million ($1,868 million). No other indebtedness in the nature of borrowing in the Group is guaranteed.

(4)	At July 31, 2003, the Group had issued performance bonds with an aggregate value of £931 million ($1,498 million) in respect of undertakings to roll out second and third generation networks by its subsidiaries and former interests in Spain, Germany and Ireland. Of this, £200 million ($322 million) is in respect of performance commitments given in Spain including £23 million ($37 million) relating to the Group’s former interest in Xfera Moviles S.A. A further £654 million ($1,052 million) relates to performance commitments in Germany. The Group has issued credit guarantees comprising guarantees and indemnities of bank or other facilities including those in respect of the Group’s associated undertakings and investments of £69 million ($111 million). Additionally the Group had also issued other guarantees, which principally consist of commitments to support disposed entities, of a further £27 million ($43 million).

(5)	On August 5, 2003, the Group announced that it had agreed on the terms of a recommended offer for the purchase of shares of Project Telecom plc. The Group has offered 70p in cash for each share of Project Telecom. If all outstanding shares of Project Telecom are tendered in the offer, the aggregate purchase price will be approximately £155 million. As of September 2, 2003, shares representing 85.7% of the outstanding share capital of Project Telecom had been tendered in the offer. The offer will remain open for acceptance until September 18, 2003.

(6)	On August 11, 2003, the Group announced it had reached agreement with Caudwell Holdings Limited to acquire the entire share capital of Singlepoint (4U) Limited for a total cash consideration of

£405 million. The transaction is subject to EU merger clearance, such approval being expected during September this year.

(7)	On August 21, 2003, the Group announced that it had reached agreement to dispose of its Japanese fixed line business, Japan Telecom Company Ltd for an aggregate consideration of approximately ¥261.3 billion (£1.4 billion) in the form of ¥228.8 billion (£1.2 billion) in cash and ¥32.5 billion (£0.2 billion) of redeemable preferred equity. Subject to the fulfillment of certain conditions, including signing definitive agreements relating to bank financing, for which signed commitments have been received from 11 banks, the transaction is expected to close in the final quarter of the calendar year 2003. Vodafone expects to cease consolidating Japan Telecom once the definitive agreements relating to the bank financing are signed, which is expected to occur in early October.

(8)	As at July 31, 2003, the Group had cash and liquid investments of £3,789 million ($6,097 million), giving total net borrowings and indebtedness of £11,289 million ($18,164 million).

(9)	Except as described above, there has been (i) no material change in the Group’s share capital and (ii) no material change in the borrowings and indebtedness or contingent liabilities of the Group since July 31, 2003.

UNDERWRITING

      We have entered into an underwriting agreement and a pricing agreement with the underwriters listed below. Subject to certain conditions, we have agreed to sell and each underwriter has severally agreed to purchase the principal amount of notes indicated opposite such underwriter’s name in the following table.

Principal Amount
Underwriter	of Notes

Citigroup Global Markets Inc.	$500,000,000
HSBC Bank plc	$500,000,000

Total	$1,000,000,000

      The underwriters propose to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In connection with the sale of the notes, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts. The underwriters may effect such transactions by selling the notes to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of the notes for whom they may act as agents or to whom they may sell as principal.

      The notes are new issues of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      Delivery of the notes will be made against payment on September 22, 2003. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+3 basis, investors who wish to trade the notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

      In the ordinary course of their respective businesses the underwriters and their affiliates have engaged and may in the future engage in various banking and financial services for and commercial transactions with us and our affiliates.

      We estimate that our total allocable expenses of this offering, excluding the underwriting discount, will be approximately $200,000. The underwriters have agreed to reimburse us for certain of these expenses.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      Application will be made to list the notes on the New York Stock Exchange. We expect that the notes will be eligible for trading on the New York Stock Exchange within 30 days after delivery of the notes.

      Each underwriter has agreed that, in connection with the distribution of the notes, directly or indirectly:

•	it and each of its affiliates has not offered or sold and will not offer or sell any such notes to persons in the United Kingdom prior to the expiry of the period of six months from the date of the issue of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue and sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Vodafone.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the attached prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the attached prospectus are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the attached prospectus is current only as of the date of this prospectus supplement.

TABLE OF CONTENTS

Prospectus Supplement

$1,000,000,000

Vodafone Group Plc

5% Notes due 2013

PROSPECTUS SUPPLEMENT

Joint Book-Runners

CITIGROUP

HSBC

Prospectus Supplement dated September 15, 2003